

07004551

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2007 WASH. D.C. 210

SEC FILE NUMBER
8-67274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FULCRUM SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12010 SUNSET HILLS ROAD SUITE 875
(No. and Street)

RESTON (City) VIRGINIA (State) 20190 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL KISSINGER (703) 674-3573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William J. Capezio, CPA
(Name – *if individual, state last, first, middle name*)

42693 Rolling Rock Square (Address) Chantilly (City) VA (State) 20152 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

AB 3/20

OATH OR AFFIRMATION

I, William J Capezio CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Securities Inc of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

William J. Capezio CPA
Signature

CPA
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fulcrum Securities, Inc.
Year Ended December 31, 2006

Table of Contents

William J. Capezio, CPA
Certified Public Accountant
42693 Rolling Rock Square
Chantilly, VA 20152
(703) 981-3389

Independent Auditor's Report

Board of Directors and Stockholders
Fulcrum Securities, Inc.
Reston, VA 20190

I have audited the accompanying statements of financial condition for Fulcrum Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Fulcrum Securities Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted an audit based on generally accepted audit standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fulcrum Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

William J. Capezio CPA

February 26,2007
Chantilly, VA

Fulcrum Securities, Inc.
Statement of Financial Condition
December 31, 2006

Assets:		
Current Assets:		
Cash in Bank or Brokerage	$	53,659
Accounts Receivable		19,158
Total Current Assets		72,817
Fixed Assets:		
Furnishings & Equipment		11,404
Less Accumulated Depreciation		(839)
Net Fixed Assets		10,565
Other Assets :		
Deposits		41,479
Total Assets		124,861
Liabilities:		
Current Liabilities:		
Notes Payable		28,000
Accounts Payable		2,407
Accrued Expenses		21,250
Total Liabilities		51,657
Stockholders' Equity:		
Common Stock, at $.01 par		19
Paid in Capital in Excess of par		111,360
Contributed Capital		10,666
Deficit		(48,841)
Total Stockholders' Equity		73,204
Total Liabilities & Equity	$	124,861

See Notes to the Financial Statements

Fulcrum Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2006

Commissions			$	105,047
Interest Earned				698
Total Revenues				105,745
Expenses				
Payroll	$	72,646		
Taxes & Licenses		20,751		
Insurance & Benefits		9,993		
Interest Expense		509		
Brokerage Clearing		11,635		
Travel & Meals		7,340		
Professional Fees		22,671		
Dues & Subscriptions		2,690		
Depreciation Expense		839		
Other Expenses		5,512		
Total Expenses			$	154,586
Net Loss from Operations			$	(48,841)

See Notes to Financial Statements

FULCRUM SECURITIES,INC.
CHANGES IN STOCKHOLDERS' EQUITY
For YEAR ENDED December 31, 2006

	Common Stock	Additional Paid in Capital	Net Loss	Contributed Capital	Stockholders Equity
Balance , December 31, 2005	$0.00	$0.00	$0.00	$0.00	$0.00
Net Income	$0.00	$0.00	-$48,841.00	$0.00	-$48,841.00
Sale of Common Stock	$19.00	$111,360.00	$0.00	$0.00	$111,379.00
Contributed Capital	$0.00	$0.00	$0.00	$10,666.00	$10,666.00
Balance, December 31, 2006	$19.00	$111,360.00	-$48,841.00	$10,666.00	$73,204.00

See Notes to Financial Statements

Fulcrum Securities, Inc.
Statement of Cash Flows
For Year Ended December 31,2006

Cash Flows From Operating Activities:		
Net Loss From Operations		$ (48,841)
Items Not Requiring Cash		
Depreciation	839	
Accounts Receivable	(19,158)	
Accounts Payable	2,407	
Notes Payable	28,000	
Accrued Expenses	21,259	
Net Cash Used in Operations		(15,503)
Cash Flows from Investing Activities:		
Purchase of Equipment		(11,404)
Deposits		(41,479)
Net Cash Outflows from Investing Activities		(52,883)
Cash Flows from Financing Activities:		
Contributed Capital		10,666
Sale of Common Stock		111,379
Net Cash Inflows from Financing Activities		122,045
Net Increase in Cash		53,659
Cash at Beginning of Period		0
Cash at End of Period		$ 53,659

See Notes to the Financial Statements

Fulcrum Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1: ORGANIZATION

The company was organized on May 4, 2004 under the name of OFK Securities, Inc. The name was changed in June of 2006 to Fulcrum Securities, Inc. and began its Registration process under the Securities Exchange Commission as a Broker Dealer.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company recognizes revenues through Commissions earned on transactions in the various investment markets. The books of record are maintained on the accrual basis of accounting. Income is recognized when earned and expenses are realized when incurred.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the individual assets. Upon sale or retirement of depreciable properties, both the related cost and accumulated depreciation are removed from the accounts. All gains and losses on disposal of properties and expenditures for repairs and maintenance are reflected in current earnings. Gains and losses on trade-ins are reflected in basis of new asset.

INCOME TAXES

The Company has elected to be taxed as a "C" Corporation and as such is taxed on earnings under Federal Corporate Rates. The Corporation incurred losses in 2006. These losses can be carried forward to offset future earnings.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with general accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets on liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in computing profit percentages under the percentage-of-outstanding claims. It is at least reasonably possible that the significant estimates used will change within the next year.

NOTE 2: Net Capital Requirements:

Fulcrum Securities, Inc. is subject to the $ 5,000 net capital requirement of SEC Rule 15c3-1, which requires the maintenance of at least $ 5,000 of net capital under SEC Rule 17a-11. Fulcrum Securities, Inc. is required to comply with the exemptive provisions of SEC Rule 15c3-3. At December 31, 2006 Fulcrum Securities, Inc. was in compliance with these provisions.

Fulcrum Securities, Inc. is registered with the following State and Federal authorities as an introducing securities broker.

Securities and Exchange Commission -	Effective 8/22/06
National Association of Securities Dealers -	Effective 8/22/06
Commonwealth of Virginia -	Effective 9/29/06
State of New York -	Effective 9/29/06
State of Michigan -	Effective 10/5/06
District of Columbia -	Effective 10/5/06
State of Missouri -	Effective 10/14/06
State of Maryland -	Effective 11/8/06
State of Colorado -	Effective 11/15/06
State of Indiana -	Effective 11/16/06
State of Kentucky -	Effective 11/20/06
State of Oklahoma -	Effective 11/7/06
State of Minnesota -	Effective 11/13/06
State of Illinois -	Effective 11/21/06
Commonwealth of Pennsylvania-	Effective 11/22/06
State of Texas -	Effective 12/1/06
State of Georgia -	Effective 12/12/06
State of Connecticut -	Effective 12/12/06
State of New Jersey -	Effective 12/18/06
State of Ohio -	Effective 12/19/06

Fulcrum Securities, Inc.
Notes to the Financial Statements
December 31, 2006

NOTE 3: COMMITMENTS

The Company conducts its operations from facilities that are leased under a five-year non-cancelable lease expiring March 31, 2013

The following is a schedule by years of future minimum non-cancelable rental payments required under the above operating leases as of

Year End December 31		Amount
2007		$ 73,932
2008		$ 108,117
2009		$ 110,702
2010		$ 113,304
2011		$ 115,924
2009-2012		$ 124,340
	Total	$ 646,319

There was no facility rent for 2006.

NOTE 4: Common Stock

The Company has 5,000 shares of $.01 Par Common Stock authorized. At December 31, 2006 there were 1,900 shares outstanding.

Note 6: INCOME TAXES

The Company has tax loss carry-forwards arising from losses incurred in prior years. The company has elected to use these losses against future income. The losses are scheduled as follows:

Year of Loss	Amount of Carry-Forward
2006	$ 48,540

Note 5: Clearing Activities

Clearing activities for the Company are performed by Pershing Financial Services, a third party. The clearing house guarantees the Company's obligations that result from the clearing activities.

Note 6: Possession or Control Requirements

The Company is in compliance with the exemptive provision of SEC Rule 15c3-3(K)(ii).

William J. Capezio
Certified Public Accountant
42693 Rolling Rock Square
Chantilly, Virginia 20152
(703) 981-3389

Independent Auditor's Report
On Supplementary Information

To the Board of Directors and Stockholders
Of Fulcrum Securities, Inc.
Reston, Virginia

My report on my audit of the basic financial statements of Fulcrum Securities, Inc. for 2006 appears on page one. The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital is presented for the purposes of additional analysis, and while it is not a required part of the basic financial statements, it is required by the Securities and Exchange Commission Rule 15c3-1. Such information has been subjected to auditing procedures applied to the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

William J Capezio CPA

Chantilly, Virginia
February 26, 2006

Fulcrum Securities, Inc.
Computation of Net Capital Under Rule 15c3-3
Under the Securities Act of 1934
Schedule I
As of December 31, 2006

Total aggregated indebtedness	**$ 51,657**
Net Capital:	
Common Stock	19
Additional Paid in Capital	111,360
Contributed Capital	10,666
Accumulated Deficit	(48,841)
Equipment (Net)	(10,565)
Lease Deposits	(16,479)
Clearing House Deposit	25,000
Net Capital	**$ 71,160**

Reconciliation with the Company's Computation
(included in Part II of Form X-17a-5 as of December 31,2006)

Net Capital, as reported in Company's Part II Focus Report (unaudited)	$ 62,932
Audit Adjustments	8,228
Net Capital per above	**$ 71,160**

Fulcrum Securities, Inc.
Computation of Net Capital Under Rule 15c3-3
Under the Securites Exchange Act of 1934
As Of December 31,2006

As of December 31,2006, Fulcrum Securities, Inc. was in conformance with the net capital requirements of the exemptive provisions of SEC Rule 15c3-3.



Mike Kissinger
Vice President

William J. Capezio
Certified Public Accountant
42693 Rolling Rock Square
Chantilly, Virginia 20152
(703) 981-3389

Board of Directors and Stockholders
Fulcrum Securities, Inc.
Reston, Virginia

In planning and performing my audit of the financial statements of Fulcrum Securities, Inc., for the year ended December 31,2006, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, and as required by CFTC Regulation 1.16 of the Commodities Future Trading Commission, I have made a study of the practices and procedures (including a test of compliance with such practices and procedures) followed by Fulcrum Securities, Inc., that I considered relevant to the objectives stated in Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. I did not make a study of the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 because the Company did not own any securities during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that the transactions are executed in accordance with managements authorization and recorded properly to permit

Board of Directors and Stockholders preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce the relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William J Caggino CPA

February 26, 2007
Chantilly, Virginia